March 7, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Al Pavot

Terence O’Brien

Re: S&W Seed Co

File No. 1-34719

Form 8-K filed February 7, 2023

Dear Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated February 22, 2023, from the staff of the Securities and Exchange Commission regarding the above captioned filing of S&W Seed Company (the “Company”).

Pursuant to the Company’s discussion with Mr. Pavot on March 7, 2023, the Company respectfully requests an extension to respond to the Comment Letter by no later than March 22, 2023.

Please direct any comments or questions to Phillip S. McGill at (858) 550 6193.

Sincerely /s/ Jarad Giese Jarad Giese S&W Seed Company

cc: Betsy Horton, S&W Seed Company

Steven M Przesmicki,Cooley LLP

Phillip S. McGill, Cooley LLP